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Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED BY-LAWS

OF

NORTEK, INC.

        Pursuant to the approval granted by the Board of Directors of Nortek, Inc. (the "Corporation"), in a meeting held on July 5, 2016, and the subsequent resolution contained in the minutes of the meeting of the same date, the Amended and Restated By-Laws ("By-laws") of the Corporation were amended as follows, effective as of the date set forth below:

        RESOLVED, that the Corporation's By-laws be, and hereby are, amended to include the addition of the following Article XV:

"ARTICLE XV

Miscellaneous Provisions

        SECTION 1. Forum for Adjudication of Disputes.

        (a)   Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or the Corporation's stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these By-laws, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or these By-laws; or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware. Any person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be (A) deemed to have notice of and consented to the provisions of this Article XV Section 1, and (B) deemed to have waived any argument relating to the inconvenience of the forums referenced above in connection with any action or proceeding described in this Article XV Section 1.

        (b)   If any provision or provisions of this Article XV Section 1 shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision(s) in any other circumstance and of the remaining provisions of this Article XV Section 1 (including, without limitation, each portion of any sentence of this Article XV Section 1 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby."

        Except as specifically amended herein, all other terms and conditions of the By-laws shall remain the same and in full force and effect.

July 5, 2016	/s/ KEVIN W. DONNELLY Kevin W. Donnelly Senior Vice President, General Counsel & Secretary

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Miscellaneous Provisions